SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003
                        Commission File Number 001-16081

                                      HAVAS
                 (Translation of registrant's name into English)

                              2 allee de Longchamp
                             92281 Suresnes, France
                                     France
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F |X|                      Form 40-F |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes  |_|                            No  |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                                      HAVAS

      Attached as Exhibit 1 to this Report on Form 6-K, and incorporated herein by reference, is a copy of the English translation of the Notice of Meeting to the holders of Havas' (euro)450 million convertible and/or exchangeable bonds (OCEANE) maturing on January 1, 2009, as published in the Bulletin des Annonces Legales Obligatoires (BALO) in France.

      Exhibit 1 contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to Havas' business and the industry and sectors in which Havas and its subsidiaries operate. Forward-looking statements can be identified by the use of forward-looking words, such as "may," "project," "estimate," "anticipate," "looking ahead," "look," "plan," "believe," "expect," "likely," "should," "intend," "continue," "potential," "opportunity," "objective," "goal," "aim," "outlook" or the negative of those terms or other variations of those terms or comparable words or expressions. By their nature, forward-looking statements involve risks and uncertainties because they are based on Havas' current expectations, estimates, projections and assumptions concerning events and circumstances that will occur in the future. There are a number of factors that could cause Havas' actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include the following:

      o the general economic conditions in Havas' principal markets, including any economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events that may occur in the future;
      o the level of worldwide spending on advertising and communications services by advertisers;
      o     Havas' ability to retain existing clients and attract new ones;
      o the unanticipated loss of an important client or a portion of an important client's business, changes in the advertising and communications services budgets of clients, and the financial performance and condition of clients;
      o Havas' ability to retain key personnel while controlling labor costs;
      o     the impact of competition in Havas' industry;
      o Havas' ability to complete its strategic reorganization and to successfully integrate or dispose of selected businesses;
      o Havas' ability to implement its growth strategy and to successfully integrate businesses it acquires; and
      o     Havas' ability to adjust to the changing trends in its industry.

      Forward-looking statements speak only as of the date they are made, and Havas undertakes no obligation to update publicly any of them in light of new information or future events or circumstances. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          HAVAS
                                          (Registrant)


Date: November 20, 2003                   By:    /S/ Jacques Herail
                                          --------------------------------------
                                          Name:  Jacques Herail
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

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                                      HAVAS

                                INDEX TO EXHIBITS

Exhibit

1 English translation of the Notice of Meeting to the holders of Havas'(euro)450 million convertible and/or exchangeable bonds (OCEANE) maturing on January 1, 2009, as published in the Bulletin des Annonces Legales Obligatoires (BALO) in France.